EXHIBIT 11

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET INCOME (LOSS)

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,
	2002	2003	2004	2005	2006
Loss from continuing operations before cumulative effect of change in accounting principle	$(323,672)	$(455,490)	$(301,581)	$(393,354)	$(47,550)
Dividends on preferred stock	(79,786)	(54,294)	(38,618)	(37,354)	(20,806)
Gains (losses) on purchases of preferred stock	95,809	(1,603)	—	(12,002)	—

Loss from continuing operations before cumulative effect of change in accounting principle applicable to common stock for basic and diluted computations	(307,649)	(511,387)	(340,199)	(442,710)	(68,356)
Income (loss) from discontinued operations	7,340	4,430	534,688	848	5,657
Cumulative effect of change in accounting principle	—	(551)	—	(9,031)	—

Net income (loss) applicable to common stock for basic and diluted computations	$(300,309)	$(507,508)	$194,489	$(450,893)	$(62,699)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	218,028	216,947	221,693	217,759	207,245

Per common share—basic and diluted:
Loss from continuing operations before cumulative effect of change in accounting principle	$(1.41)	$(2.35)	$(1.54)	$(2.03)	$(0.33)
Income (loss) from discontinued operations	0.03	0.02	2.42	—	0.03
Cumulative effect of change in accounting principle	—	(0.01)	—	(0.04)	—

Net income (loss)	$(1.38)	$(2.34)	$0.88	$(2.07)	$(0.30)